Exhibit 1.02

Conflict Minerals Report of Sturm, Ruger & Company, Inc.

This is the Conflict Minerals Report of Sturm, Ruger & Company, Inc. (“Ruger”) for calendar year 2015 (“Reporting Period”) in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934. Rule 13p-1 and Form SD require the disclosure of certain information if a company manufactures or contracts to manufacture products in which certain “Conflict Minerals” (as defined below) are present and necessary to the functionality of such products. “Conflict Minerals” are defined as cassiterite, wolframite, columbite-tantalite, gold and their derivatives, which are tin, tungsten and tantalum (“3TG”) mined in the Democratic Republic of the Congo and in the adjoining countries (“Covered Countries”). This report has been prepared by management of Ruger, and includes the activities of all divisions, which we are required to consolidate.

Ruger is one of the nation’s leading manufacturers of rugged, reliable firearms for the commercial sporting market. The only full-line manufacturer of American-made firearms, Ruger offers consumers over 400 variations of more than 30 product lines. For more than 60 years, Ruger has been a model of corporate and community responsibility. Our motto, “Arms Makers for Responsible Citizens,” echoes the importance of these principles as we work hard to deliver quality and innovative firearms. Ruger has been in business since 1949 and was incorporated in its present form under the laws of the State of Delaware in 1969. Ruger’s principal executive office is located in Southport, CT, and its manufacturing facilities are located in Mayodan, NC, Newport, NH, and Prescott, AZ.

The process outlined in this Conflict Minerals Report describes Ruger’s efforts to fully comply with the mandates of Rule 13p-1. Ruger first worked with its supply chain to identify the presence of 3TG within its products. Ruger then conducted a Reasonable Country of Origin Inquiry (“RCOI”) for 3TG contained within its products, and conducted due diligence to determine the Conflict Minerals status of the necessary parts and raw materials used in its firearms manufacturing business. Ruger’s RCOI and due diligence processes and efforts were developed in accordance with the 2nd edition of The Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), an internationally recognized due diligence framework. Ruger designed its due diligence process to conform in all material respects with the OECD Guidance framework.

RCOI/Due Diligence Process

Ruger conducted a good faith RCOI relating to 3TG contained within its products. This good faith RCOI was designed to determine whether any 3TG used in Ruger products originates in the Covered Countries and/or whether any 3TG contained within Ruger products comes from recycled or scrap sources.

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Ruger does not directly source any 3TG and is many levels removed from the mining, smelting and refining processes. We therefore have very limited influence over these upstream suppliers. As a result, Ruger relies upon its direct suppliers to obtain information regarding the origin of any 3TG that is contained within Ruger’s products, including where possible, the smelters of the 3TG. Similarly, many of Ruger’s suppliers depend on their suppliers for this information. Ruger’s report is limited by the information regarding the source of 3TG provided by its suppliers. Ruger does not purchase raw ore or unrefined 3TG and makes no purchases in the Covered Countries.

As the first step in the good faith RCOI, Ruger worked to identify suppliers which were potentially providing materials and components that contain 3TG. This list was refined during 2015, and Ruger sent letters to each identified supplier that: (i) described the reporting obligations imposed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act; and (ii) requested information regarding the presence and sourcing of 3TG used in the materials and components supplied to the Company during the Reporting Period. Suppliers were asked to provide this information through the use of the most recent EICC/GeSI Conflict Minerals Reporting Template.

Ruger developed an escalation process for suppliers who were non-responsive to the initial request, or who provided responses which were unclear or ambiguous. Ruger engaged further with certain suppliers, as needed, to ensure that the request was understood and complied with. Ruger then compared the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as Conflict Free by programs such as the EICC/GeSI Conflict Free Smelter program for 3TG. To the extent that additional information was required, Ruger followed up with various suppliers and sought additional detail.

Conflict Minerals Disclosure

In order to manage the scope of the task, Ruger relied upon its suppliers to provide information on the origin of any 3TG contained in the parts or raw materials supplied to the Company. Approximately 93% of Ruger’s suppliers have reported to Ruger that the materials they provide to Ruger do not contain 3TG that originates in the Covered Countries. Of the remaining 7% of suppliers, most have been unable to obtain 100% compliance from their supply chain, and therefore have not been able to provide complete responses. However with one exception, the information they provided does not indicate that any of the materials these vendors supply to Ruger is derived from 3TG which originates in the Covered Countries. A single supplier identified a smelter located in a Covered Country; however that smelter is currently undergoing an audit through the Conflict Free Sourcing Initiative. Upon successful completion of that audit, that smelter is expected to be found to be a “conflict free” smelter. That smelter is one of 62 smelters from which this particular supplier sources tin. The supplier was unable to specify to Ruger whether any materials supplied to Ruger contain any 3TG from that particular smelter.

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Based upon the information received from its supply chain, with the exception of a single smelter that is in the process of being certified as “conflict free,” Ruger has no reason to believe that any of the materials contained within its products contains 3TG which originates in Covered Countries. Ruger makes this determination based upon information provided by its suppliers, which has been evaluated and subjected to the above-described due diligence process.

This Report has not been subject to an independent private sector audit.

Ruger does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of entities that provide our supply chain with 3TG. For the purposes of the RCOI, Ruger continued to receive supply chain responses through May 27, 2016. In the next compliance period, Ruger intends to: (1) encourage suppliers that provided company-level information for 2015 to provide product-level information for 2016 through ongoing outreach with suppliers; (2) engage with suppliers that provided incomplete responses or did not provide responses for 2015 to help ensure that they provide requested information for 2016; and (3) work with new suppliers during the onboarding process to ensure complete and accurate sourcing information regarding 3TG is obtained early in the relationship.

The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.

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